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                             August 20, 2020

       Chan Heng Fai
       Chairman and Chief Executive Officer
       HF Enterprises Inc.
       4800 Montgomery Lane
       Suite 210
       Bethesda MD 20814

                                                        Re: HF Enterprises Inc.
                                                            Amendment No. 1 to
Form S-1
                                                            Filed July 30, 2020
                                                            File No. 333-235693

       Dear Mr. Heng Fai:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 13, 2020 letter.

       Form S-1/A filed July 30, 2020

       Note 3. Summary of Significant Accounting Policies
       Sale of the Front Foot Benefit Assessments, page F-15

   1. Please revise to disclose the amount of revenue from the front foot benefit assessment that you have recognized
from homeowners and sales of the collection rights to investors.
                                                        Also, revise to clarify
whether these assessments are subject to amendment by regulatory agencies. This comment
also applies to the fiscal year financial statements.
 Chan Heng Fai
HF Enterprises Inc.
August 20, 2020
Page 2
Note 17. Subsequent Events
Changes of Ownership Percentage of SeD Ltd, page F-34

2.    We note your disclosure that the Company   s ownership interest in SeD
Ltd changed from
      65.4% as of March 31, 2020 to 49.1% as of July 30, 2020. Please tell us how you will account for this loss of control over SeD Ltd and the guidance upon which you relied.
      Also, tell us whether SeD Ltd has outstanding warrants or other equity rights held by other parties that could further reduce your ownership interest in this entity if they were exercised. This comment also applies to the fiscal year financial statements.
Planned Reorganization of Certain Biohealth Activities, page F-34

3. Please tell us how you will account for the share exchange agreement with DSS relating to the reorganization of your Biohealth entities and the guidance upon which you relied.
       You may contact Jorge Bonilla at 202-551-3414 or Daniel Gordon at 202-551-3486 if
you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Sonia Barros at 202-551-3655 with any other questions.



                                                           Sincerely,
FirstName LastNameChan Heng Fai
                                                           Division of
Corporation Finance
Comapany NameHF Enterprises Inc.
                                                           Office of Real
Estate & Construction
August 20, 2020 Page 2
cc:       Spencer G. Feldman, Esq.
FirstName LastName